UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

SONESTA INTERNATIONAL HOTELS CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.80 PER SHARE

(Title of Class of Securities)

835438409

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

Three River Road

Greenwich, CT 06807

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 835438409	13D/A	Page 2 of 9 pages

1	NAMES OF REPORTING PERSONS Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 184,845
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 184,845
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,845
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%[1,2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

[1]

All percentage ownership reported in this Schedule 13D/A is based on 3,698,230 shares of Class A Common Stock, par value $0.80 per share, outstanding as of March 20, 2009, as reported by the Issuer (as defined below) in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 27, 2009.

[2]	Each Reporting Person beneficially owns 4.998% of the Issuer’s Class A Common Stock, par value $0.80 per share.

CUSIP No. 835438409	13D/A	Page 3 of 9 pages

1	NAMES OF REPORTING PERSONS David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 184,845
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 184,845
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,845
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]	Each Reporting Person beneficially owns 4.998% of the Issuer’s Class A Common Stock, par value $0.80 per share.

CUSIP No. 835438409	13D/A	Page 4 of 9 pages

1	NAMES OF REPORTING PERSONS Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 184,845
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 184,845
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,845
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]	Each Reporting Person beneficially owns 4.998% of the Issuer’s Class A Common Stock, par value $0.80 per share.

CUSIP No. 835438409	13D/A	Page 5 of 9 pages

This Amendment No. 8 (the “Amendment”) amends and supplements the Schedule 13D as filed on June 27, 2007 and amended on July 17, 2007, August 8, 2007, February 5, 2008, February 22, 2008, June 18, 2008, October 6, 2008 and February 20, 2009 (the “Schedule 13D”), with respect to the shares of Class A Common Stock, par value $0.80 per share (the “Shares”), of Sonesta International Hotels Corporation (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to acquire the Shares was $4,392,262.82. Each of the Funds used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Mercury Special Situations Leveraged Fund LP and Mercury Global Alpha Fund LP owned beneficially 2,566; 82,537; 63,555; and 36,187 Shares, respectively, representing approximately 0.1%; 2.2%; 1.7%; and 1.0% respectively, of the 3,698,230 shares of Class A Common Stock, par value $0.80, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Advisors, in its capacity as investment advisor of the Funds, may be deemed to be the beneficial owner of 184,845 Shares, constituting approximately 5.0% of the 3,698,230 shares of Class A Common Stock, par value $0.80, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. Jarvis, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 184,845 Shares, constituting approximately 5.0% of the 3,698,230 shares of Class A Common Stock, par value $0.80, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. MacLean, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 184,845 Shares, constituting approximately 5.0% of the 3,698,230 shares of Class A Common Stock, par value $0.80, of the Issuer outstanding as reported in publicly available information.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit E attached hereto and incorporated herein by reference.

(d) Not applicable.

CUSIP No. 835438409	13D/A	Page 6 of 9 pages

(e) On April 2, 2009, each Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s Class A Common Stock.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Letter to the Board of Directors of Sonesta International Hotels Corporation dated June 26, 2007*

Exhibit B	Letter to the Board of Directors of Sonesta International Hotels Corporation dated July 17, 2007**

Exhibit C	Letter to the Board of Directors of Sonesta International Hotels Corporation dated August 7, 2007***

Exhibit D	Press Release dated August 7, 2007***

Exhibit E	Schedule of Transactions in Shares of the Issuer

Exhibit F	Joint Filing Agreement*

*	Filed with the Schedule 13D on June 27, 2007.
**	Filed with the Schedule 13D/A on July 17, 2007.
***	Filed with the Schedule 13D/A on August 8, 2007.

CUSIP No. 835438409	13D/A	Page 7 of 9 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: April 6, 2009	MERCURY REAL ESTATE ADVISORS LLC

/s/ MALCOLM F. MACLEAN IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ MALCOLM F. MACLEAN IV Signature

/s/ DAVID R. JARVIS Signature

CUSIP No. 835438409	13D/A	Page 8 of 9 pages

EXHIBIT INDEX

Exhibit A	Letter to the Board of Directors of Sonesta International Hotels Corporation dated June 26, 2007*

Exhibit B	Letter to the Board of Directors of Sonesta International Hotels Corporation dated July 17, 2007**

Exhibit C	Letter to the Board of Directors of Sonesta International Hotels Corporation dated August 7, 2007***

Exhibit D	Press Release dated August 7, 2007***

Exhibit E	Schedule of Transactions in Shares of the Issuer

Exhibit F	Joint Filing Agreement*

*	Filed with the Schedule 13D on June 27, 2007.
**	Filed with the Schedule 13D/A on July 17, 2007.
***	Filed with the Schedule 13D/A on August 8, 2007.

CUSIP No. 835438409	13D/A	Page 9 of 9 pages

Exhibit E

Silver Creek SAV, L.L.C.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
2/2/2009	(18.00)	10
2/3/2009	(98.00)	10.7945
2/4/2009	(18.00)	10

Mercury Special Situations Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
2/2/2009	(2.00)	10
2/3/2009	(14.00)	10.79428571
2/4/2009	(2.00)	10
2/5/2009	(1.00)	9.58
2/9/2009	(18.00)	9.490555556
2/10/2009	(3.00)	8.74
02/25/2009	(100.00)	9.4698
03/09/2009	(1.00)	7.09
03/19/2009	(40.00)	9.02575
03/23/2009	(100.00)	8.4405
03/24/2009	(4.00)	8.24
03/30/2009	(20.00)	7.7425
03/31/2009	(4.00)	7.4925
04/01/2009	(25.00)	7.0348
04/02/2009	(26.00)	6.985384615

Mercury Special Situations Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
02/02/2009	(81.00)	10
02/03/2009	(448.00)	10.79450893
02/04/2009	(81.00)	10
02/05/2009	(50.00)	9.5898
02/09/2009	(582.00)	9.49080756
02/10/2009	(89.00)	8.74
02/25/2009	(2,262.00)	9.469840849
03/09/2009	(45.00)	7.09
03/10/2009	(100.00)	7.99
03/13/2009	(1,001.00)	8.184645355
03/17/2009	(309.00)	9.485145631
03/19/2009	(1,200.00)	9.025841667
03/23/2009	(1,986.00)	8.440548842
03/24/2009	(135.00)	8.243259259
03/25/2009	(121.00)	8.329917355
03/27/2009	(50.00)	8.21
03/30/2009	(580.00)	7.742293103
03/31/2009	(134.00)	7.49261194
04/01/2009	(804.00)	7.034701493
04/02/2009	(841.00)	6.985196195

Mercury Global Alpha Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
02/02/2009	(36.00)	10.0000
02/03/2009	(196.00)	10.7945
02/04/2009	(36.00)	10.0000
02/05/2009	(18.00)	9.5894
02/09/2009	(254.00)	9.4908
02/10/2009	(39.00)	8.7400
02/25/2009	(1,000.00)	9.4698
03/09/2009	(20.00)	7.0900
03/13/2009	(400.00)	8.1847
03/17/2009	(100.00)	9.4851
03/19/2009	(530.00)	9.0258
03/23/2009	(900.00)	8.4405
03/24/2009	(58.00)	8.2431
03/25/2009	(50.00)	8.3298
03/27/2009	(20.00)	8.2100
03/30/2009	(250.00)	7.7423
03/31/2009	(59.00)	7.4925
04/01/2009	(352.00)	7.0347
04/02/2009	(369.00)	6.9852

Mercury Special Situations Leveraged Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
2/2/2009	(63.00)	9.99984
2/3/2009	(344.00)	10.7944
2/4/2009	(63.00)	9.99984
2/5/2009	(31.00)	9.58968
2/9/2009	(446.00)	9.49074
2/10/2009	(69.00)	8.73986
2/25/2009	(1,800.00)	9.469844444
3/9/2009	(34.00)	7.089705882
3/13/2009	(700.00)	8.184642857
3/17/2009	(200.00)	9.4851
3/19/2009	(930.00)	9.025849462
3/23/2009	(1,500.00)	8.440546667
3/24/2009	(103.00)	8.243203883
3/25/2009	(90.00)	8.329888889
3/27/2009	(30.00)	8.209666667
3/30/2009	(450.00)	7.742266667
3/31/2009	(103.00)	7.492524272
4/1/2009	(619.00)	7.034652666
4/2/2009	(648.00)	6.985154321